 Exhibit 12

SOUTHERN NATURAL GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN MILLIONS, EXCEPT FOR RATIO)

	FOR THREE MONTHS ENDED MARCH 31,
	2011	2010

Earnings
Income from continuing operations	$78	$76
Income from equity investee	(4)	(4)
Income from continuing operations before income from equity investee	$74	$72

Fixed charges	17	16
Distributed income of equity investee	1	3
Allowance for funds used during construction	(1)	-
Totals earnings available for fixed charges	$91	$91

Fixed charges
Interest and debt expense	$17	$16
Total fixed charges	$17	$16

Ratio of earnings to fixed charges	5.4	5.7

For purposes of computing these ratios, earnings means net income before:

- income from equity investees, adjusted to reflect actual distribution from equity investments; and
- fixed charges;
less
- allowance for funds used during construction.

Fixed charges means the sum of the following:

- interest costs;
- amortization of debt costs; and
- that portion of rental expense which we believe represents an interest factor which was not material for the quarter ended March 31, 2011 and 2010.